Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports 3rd Quarter 2023 Results

●	Announces Record 3Q 2023 Revenue of $11.6 million
●	Announces Record 3Q Gross Profit of $5.3 million (45.8%)
●	Announces Record Annual Recurring Revenue run-rate of ~$15.6 million
●	Announces Projected 4Q Revenue of $15.8- $17.8 million
●	Reiterates Projected FY2023 Revenue of $46.8 - $48.4 million
●	Issues Projected FY2024 Revenue of $60 million to $80 million
●	Issues Projected FY2024 Adjusted EBITDA of $7.2 million to $12.0 million
●	Issues Projected FY 2024 exit ARR run rate of $18.0 million

LOUISVILLE, KY – November 9, 2023 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital signage and media solutions, announced its financial results for the three and nine-month periods ended September 30, 2023.

Rick Mills, Chief Executive Officer, commented “I am pleased to report overall record quarterly revenue and gross profit of $11.6 million and $5.3 million, respectively. These numbers exceed current consensus analyst estimates. The third quarter gross profit margin of 45.8% is a 500 basis-point improvement over the third quarter of last year and a continuation of the improved year-over-year trend in margins demonstrated in the first two quarters of the year. This brings the Company’s year-to-date gross profit to a record $14.7 million at a record gross profit margin in any year of 47.8%. This is approximately a 790 basis-point improvement over 2022.”

Mr. Mills continued, “The march to value creation continues as we execute our strategy acquire new enterprise customers utilizing our fully integrated offering- from hardware to SaaS to an extensive array of services. Our SaaS-related ARR is now at a record $15.6 million run-rate and on target to meet or exceed $16 million by year-end.” Mr. Mills added, “Ongoing growth in ARR, already seeded as we work through our backlog, is additionally bolstered by the momentum of a near 70% RFP win rate this year.”

“The company is poised for another transformational year in 2024. Through the first nine months of 2023, we have paid down debt principal by approximately $3.9. million. This, in addition to our equity offering in August of this year, reduced our net debt to $8.4 million. We had $8.4 million in cash on hand as of the end of the third quarter. Our leverage ratio reduced from 4.9 times as of December 31, 2022 to 2.6 times as of September 30, 2023 leveraging the trailing twelve months Adjusted EBITDA. We project record fourth quarter revenue of $15.8 million to $17.8 million to yield between a record $46.4 million to $48.4 million for fiscal year 2023. The anticipated continuation of record revenue, improvements in margins and debt reduction into 2024 is expected to translate to free cash flow generation for the first time in the Company’s history in 2024. We believe we have the business prospects and, now, balance sheet, to drive value.”

2024 Guidance

The Company is issuing 2024 Revenue and Adjusted EBITDA projections in ranges of $60.0 million to $80 million, and $7.2 million to $12 million, respectively, with a 2024 targeted exit ARR run-rate of $18.0 million. The Company projects a 2024 year-end exit leverage ratio of between 1.2 and 1.5 times, barring any additional financings or strategic opportunities.

Mr. Mills encouraged investors to attend the Company’s earnings release call, “In addition to providing additional context to our third quarter earnings, we will convey several important announcements and updates relating to new customer acquisitions and the scaling of our CMS platforms.”

Our backlog remains steady at greater than $110 million as of September 30, 2023. Revenue backlog is primarily related to projected network deployments and project work, which upon execution will result in additional ARR. The Company’s backlog calculation is comprised of the full rollout of projects that have been communicated to us by our current customers under contract, and includes all revenues to be received by the Company by deploying all of our products and services necessary to service such stated projects, including projected revenues that are not currently subject to binding purchase orders or firm commitments.

3Q 2023 Financial Overview

All references to “current year” and “prior year” represent references to the three months ended September 30, 2023 and 2022, respectively.

Key Highlights:

●	Revenue in excess of analyst consensus at $11.6 million.
●	Expansion of gross margin percentage to 45.8% in the current year from 40.4% in the prior year.
●	Expansion of Annualized Recurring Revenue to forward run-rate of ~$15.6 million.

Revenue, gross profit, and gross margin:

●

Sales were $11,568, representing an increase of $388, or 3%, as compared to the same period in 2022. Hardware revenues were $4,847 for the current year, a decrease of $168, or 3%, as compared to the prior year, of which approximately $3.0 million were earned from customers new to the Company in 2023.

●

Services and other revenues were $6,721 for the three month period ended September 30, 2023, an increase of $556, or 9%, compared to prior year driven by increases of (1) $543 in media sales attributable to the addition of sales resources and restructuring of third party selling contracts to expand its access to such agents, and (2) $420 in managed services revenue as a result of increased SaaS licenses that drive annual recurring revenue.  These increases in services revenue in the current year were partially offset by a $505 decrease in installation services revenue as deployment of hardware sold during the current year associated with multiple advertising networks did not begin installation activities until the fourth quarter of 2023.

●	Gross profit increased $789, or 17% during the current year as compared to the prior year driven by enhanced margins on hardware revenues and an increase in services revenue.

●

Gross profit margin increased to 46% during the current year, from 40% in the prior year driven by (1) favorable revenue mix during the current year as managed services, which includes higher margin SaaS and other services revenues, increased to 37% of total revenue as compared to 35% of total revenues in the prior year, and (2) a 6% margin expansion associated with hardware revenues generated in the current year primarily generated from sales of custom manufactured kiosks purchased for deployment of an advertising network.

Operating expenses:

●

Sales and marketing expenses generally include the salaries, taxes, and benefits of our sales and marketing personnel, as well as trade show activities, travel, and other related sales and marketing costs. Sales and marketing expenses in the current year increased by $583, or 81%, compared to the prior year driven primarily by seasonality in the Company’s media sales business unit and the Company’s enhanced investments into sales and marketing activities. Following the Company’s acquisition of Reflect Systems, Inc. via merger in 2022 (the “Merger”), the Company adopted certain tools, technology, and processes – particularly with respect to lead generation and brand marketing – that were historically undercapitalized by the Company and have since accelerated new customer acquisition. Through completion of the Merger, the Company also acquired a media sales business unit that serves to monetize customer networks via the direct sale of advertising to be displayed on digital advertising networks owned by those customers. This business utilizes internal and third-party sales agents - the salaries and commissions of which are included within Sales and Marketing Expense within the Condensed Consolidated Statement of Operations.

●

Research and development expenses generally include personnel and development tools costs associated with the continued development of the Company’s content management systems and other related application development. The Company capitalizes certain of these expenses and amortizes those costs through the Condensed Consolidated Statement of Operations on a straight-line basis over the economic useful life of the software feature or functionality. Research and development expenses increased by $155, or 65%, for the current year as compared to the prior year driven primarily by incremental headcount added via completion of the Merger on February 17, 2022 and a higher rate of bug and maintenance work as compared to capitalized activities during the current year.

●

General and administrative expenses decreased $215, or 8% during the current year as compared to the prior year driven by a decrease of $492 in stock compensation expense as outstanding performance awards were fully expensed as of December 31, 2022. This decrease was partially offset by increased personnel costs in the current year as a result of higher headcount following the Merger and scaled up operations in response to an increase in customer acquisition and associated planned deployments.

Operating loss, net loss, and EBITDA:

●

Operating income was $160 thousand in the current year as compared to an operating loss of $284 thousand in the prior year, inclusive of approximately $0.8 million in non-cash amortization of fixed and intangible assets in both the current and prior year.

●

Net loss was $1.9 million for the current year as compared to net loss of $0.6 million for the prior year. Excluding the non-cash change in the fair value of contingent consideration issuable in the Merger, the net loss was $0.6 and $1.0 million in the current and prior year periods, respectively.

●

Adjusted EBITDA and associated Adjusted EBITDA margin were approximately $1.0 million and 8.8% in the current year as compared to $1.2 million and 11.2% in the prior year. See the table at the end of this press release for a description of these non-GAAP financial measures and reconciliation to our net income/(loss) for the current and prior years.

Other notes:

●

Cash: The Company’s cash on hand as of September 30, 2023 increased to $8.4 million from $1.6 million as of December 31, 2022 as a result of the Company’s receipt of $5.4 million in net proceeds from the Company’s public offering completed in August 2023, as well as incremental collections on accounts receivable, annual billings associated with our SaaS-based contracts, and increases in customer deposits on future deployments, partially offset by investments in software development projects and repayment of debt.

●

Debt: Through September 30, 2023, the Company repaid in the current calendar year in excess of $3.9 million in principal on debt in the current calendar year, reducing the Company’s leverage ratio from approximately 4.9 times to approximately 2.6 times.

Conference Call Details

The Company will host a conference call to review the results of the Company’s third quarter 2023, and provide additional commentary about the Company’s recent performance, on Friday, November 10, 2023 at 9:00 am Eastern Time.

Prior to the call, participants should register at https://bit.ly/CRIearnings2023Q3. Once registered, participants can use the dial-in information provided in the registration email to listen to the Company’s prepared remarks and participate in the live question and answer session. An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The Company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

With its recent acquisition of Reflect Systems, Inc. (“Reflect”), a leading provider of digital signage software platforms, the Company is poised to extend its product and service offering and accelerate growth in SaaS revenue. While Reflect provided a broad range of digital signage solutions, Reflect’s flagship products are the market-leading ReflectView digital signage platform and Reflect AdLogic ad management platform. ReflectView is the industry’s most comprehensive, scalable, enterprise-grade digital signage platform, powering enterprise customer networks. Meanwhile, Reflect AdLogic has become the benchmark for digital signage powered ad networks, delivering nearly 50 million ads daily. The acquisition of Reflect also brought to the Company a media sales division with the expertise and relationships to help any digital signage venue owner develop and execute a monetization plan for their network.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022 and in our Quarterly Report on Form 10-Q for the period ended June 30, 2023, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	September 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,376	$1,633
Accounts receivable, net	5,865	8,263
Work-in-process and inventories, net	2,306	2,267
Prepaid expenses and other current assets	960	1,819
Total current assets	$17,507	$13,982
Property and equipment, net	513	201
Operating lease right-of-use assets	1,198	1,584
Intangibles, net	23,975	23,752
Goodwill	26,453	26,453
Other assets	43	43
TOTAL ASSETS	$69,689	$66,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,340	$3,757
Accrued expenses	4,499	3,828
Deferred revenues	3,507	1,223
Customer deposits	3,532	2,478
Current maturities of operating leases	575	711
Short-term portion of Secured Promissory Note	521	1,248
Short-term portion of related party Consolidation Term Loan, net of $747 and $745 discount, respectively	3,690	1,251
Short-term related party Term Loan (2022)	-	2,000
Total current liabilities	19,664	16,496
Long-term Secured Promissory Note	-	208
Long-term related party Acquisition Term Loan, net of $963 and $1,484 discount, respectively	9,037	8,516
Long-term related party Consolidation Term Loan, net of $282 and $840 discount, respectively	1,537	4,349
Long-term obligations under operating leases	623	873
Contingent acquisition consideration, at fair value	11,250	9,789
Other liabilities	175	205
TOTAL LIABILITIES	42,286	40,436

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value, 66,666 shares authorized; 10,409 and 7,266 shares issued and outstanding, respectively	104	72
Additional paid-in capital	82,064	75,916
Accumulated deficit	(54,765)	(50,409)
TOTAL SHAREHOLDERS’ EQUITY	27,403	25,579
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$69,689	$66,015

CREATIVE REALITIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Sales
Hardware	$4,847	$5,015	$12,606	$17,141
Services and other	6,721	6,165	18,102	15,719
Total sales	11,568	11,180	30,708	32,860
Cost of sales
Hardware	3,384	3,811	9,314	13,803
Services and other	2,881	2,855	6,704	5,989
Total cost of sales	6,265	6,666	16,018	19,792
Gross profit	5,303	4,514	14,690	13,068
Operating expenses:
Sales and marketing expenses	1,301	718	3,666	2,572
Research and development expenses	393	238	1,136	897
General and administrative expenses	2,632	2,847	8,125	8,269
Depreciation and amortization expense	817	885	2,393	2,060
Deal and transaction expenses	-	110	-	538
Total operating expenses	5,143	4,798	15,320	14,336
Operating income (loss)	160	(284)	(630)	(1,268)

Other income (expenses):
Interest expense, including amortization of debt discount	(734)	(757)	(2,324)	(1,956)
Change in fair value of warrant liability	-	-	-	7,902
Change in fair value of equity guarantee	(1,369)	442	(1,461)	369
Loss on debt waiver consent	-	-	-	(1,212)
Loss on warrant amendment	-	-	-	(345)
Gain/(loss) on settlement of obligations	-	37	-	(237)
Other income (expense)	(3)	(2)	132	3
Total other income (expense)	(2,106)	(280)	(3,653)	4,524
Net (loss) income before income taxes	(1,946)	(564)	(4,283)	3,256
Benefit (provision) for income taxes	15	10	(73)	(46)
Net (loss) income	$(1,931)	$(554)	$(4,356)	$3,210
Basic (loss) earnings per common share	$(0.22)	$(0.08)	$(0.56)	$0.50
Diluted (loss) earnings per common share	$(0.22)	$(0.08)	$(0.56)	$0.50
Weighted average shares outstanding - basic	8,713	7,250	7,775	6,461
Weighted average shares outstanding - diluted	8,713	7,250	7,775	6,461

CREATIVE REALITIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended
	September 30,
	2023	2022
Operating Activities:
Net (loss) income	$(4,356)	$3,210
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	2,393	2,060
Amortization of debt discount	1,078	904
Amortization of stock-based compensation	539	1,587
Loss on debt waiver consent	-	1,212
Loss on warrant amendment	-	345
Loss on settlement of obligations	-	237
Bad debt expense	318	105
Gain on change in fair value of warrants	-	(7,902)
Loss (Gain) on change in fair value of contingent consideration	1,461	(369)
Deferred income taxes	44	-
Changes to operating assets and liabilities:
Accounts receivable	2,080	(2,835)
Work-in-process and inventories	(39)	(1,032)
Prepaid expenses and other current assets	859	682
Accounts payable	(53)	(227)
Accrued expenses	683	533
Deferred revenues	2,284	1,019
Customer deposits	1,054	(585)
Other	(39)	6
Net cash provided by (used in) operating activities	8,306	(1,050)
Investing activities
Acquisition of business, net of cash acquired	-	(17,186)
Purchases of property and equipment	(287)	(123)
Capitalization of labor for software development	(2,851)	(2,959)
Net cash used in investing activities	(3,138)	(20,268)
Financing activities
Principal payments on finance leases	(14)	-
Proceeds from sale of common stock, net of offering expenses	5,454	-
Proceeds from sale of common stock in PIPE, net of offering expenses	-	1,814
Proceeds from sale & exercise of pre-funded warrants in PIPE, net of offering expenses	-	8,295
Proceeds from Acquisition Loan, net of offering expenses	-	9,868
Repayment of Term Loan (2022)	(2,000)	-
Repayment of Consolidation Term Loan	(930)	-
Repayment of Secured Promissory Note	(935)	(723)
Net cash provided by financing activities	1,575	19,254
Increase (decrease) in Cash and Cash Equivalents	6,743	(2,064)
Cash and Cash Equivalents, beginning of period	1,633	2,883
Cash and Cash Equivalents, end of period	$8,376	$819

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	September 30	June 30	March 31	December 31	September 30
Quarters ended	2023	2023	2023	2022	2022
GAAP net loss	$(1,931)	$(1,425)	$(1,000)	$(1,334)	$(554)
Interest expense:
Amortization of debt discount	363	358	356	364	363
Other interest, net	371	429	447	423	394
Depreciation/amortization:
Amortization of intangible assets	766	754	754	743	848
Amortization of employee share-based awards	3	151	225	448	456
Depreciation of property & equipment	50	43	25	30	37
Income tax expense/(benefit)	(15)	45	43	33	(10)
EBITDA	$(393)	$355	$850	$707	$1,534
Adjustments
Gain on settlement of obligations	-	-	-	-	(37)
Loss (Gain) on fair value of equity guarantee	1,369	16	76	(705)	(442)
Disposal of Safe Space Solutions inventory	-	-	-	909	-
Deal and transaction expenses	-	-	-	54	110
Other expense (income)	3	(123)	(12)	7	2
Stock-based compensation – Director grants	43	43	43	56	82
Adjusted EBITDA	$1,022	$291	957	1,028	1,249